ROLLING THUNDER EXPLORATION LTD.

RESERVE COMMITTEE

CHARTER AND TERMS OF REFERENCE

General

The purpose of this document is to establish the Charter and Terms of Reference of the Reserve Committee of Rolling Thunder Exploration Ltd. (the “Corporation”).

Structure and Authority

All members of the Reserves Committee will, at all times, be independent as defined in the then current laws applicable to the Corporation and will ensure that a majority of the members of the Reserves Committee are:

a.

free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgment; and

b.

individuals who are not and have not been, during the preceding 12 months:

i.

an officer or employee of the Corporation or its subsidiaries or affiliates;

ii.

a person who beneficially owns 10 percent or more of the outstanding voting securities of the Corporation; or

iii.

a relative of a person described in (a) or (b) above, residing in the same home as that person.

The members of the Committee shall be appointed by the Board of Directors.  If a Committee Chair is not designated or present, the members may designate a Chair by majority vote.

The Reserves Committee does not have the authority to further delegate authority to individuals or sub-Committees of the Nominating Committee.

The Committee is responsible to meet as often as required to discharge its duties. The Committee shall meet with management, and shall meet periodically, but at least once a year, with the independent petroleum engineers in separate sessions.

Responsibilities

The objective of the Reserves Committee is to assist the Board in the discharge of the Board’s duties with respect to complying with the requirements contained in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101”).

 The duties of the Reserves Committee are to:

(a)

arrange for the preparation and public filing with securities authorities of:

(i)

a Statement of Reserves Data and Other Information pursuant to Form 51-101F1 (the “Reserves Report”), as at the last day of the Corporation’s most recent financial year and for the financial year then ended;

(ii)

a signed Report of Independent Qualified Reserves Evaluator or Auditor pursuant to Form 51-101F2 (the “Evaluator’s Report”); and

(iii)

a signed Report of Management and Directors pursuant to Form 51-101F3 (the “Management Report”) confirming the role of the board in connection with reserves and executed by two senior officers and two directors of the Corporation;

(b)

recommend to the Board the engagement of a qualified reserves evaluator or auditor pursuant to the requirements of NI 51-101;

(c)

ensure the independence of the reserves evaluator or auditor;

(d)

ensure the reserves evaluator or auditor has all of the information reasonably necessary to provide a Reserves Report that satisfies the requirements of NI 51-101;

(e)

review the appointment or change in appointment of the reserves evaluator or auditor and in the case of a proposed change in appointment, determine whether there have been any disputes between the reserves evaluator or auditor and management of the Corporation;

(f)

determine whether any restrictions affect the ability of the reserves evaluator or auditor in reporting on the Corporation’s reserves data;

(g)

review, with reasonable frequency, the Corporation’s procedures relating to the disclosure of oil and gas activities and reserves information;

(h)

review the scope of the annual review of reserves;

(i)

meet independently of management with the reserves evaluator or auditor;

(j)

before approving the filing of the Reserves Report, meet with management and the reserves evaluator or auditor to:

(i)

determine whether any restrictions affect the ability of the reserves evaluator or auditor to report on reserves data without reservation;

(ii)

review the reserves data and the report of the reserves evaluator or auditor; and

(iii)

review and approve the content and filing of the Reserves Report, the Evaluator’s Report and the Management Report;

(k)

discuss reserves findings and disagreements between management and the reserves evaluator or auditor and resolve disputes;

(l)

annually assess the work of the reserves evaluator or auditor;

(m)

ensure that the filing of the Reserves Report, Evaluator’s Report and Management Report are the subject of a press release at the time of filing;

(n)

ensure the qualifications of the members of the Reserves Committee pursuant to section 3.5 of NI 51-101;

(o)

to review and monitor the safety and environmental policies and activities of the Corporation on behalf of the Board to ensure compliance with applicable laws and legislation;

(p)

to review safety and environmental compliance issues and incidents of non-compliance to determine, on behalf of the Board, that the Corporation is taking all necessary action in respect of those matters and that the Corporation has been duly diligent in carrying out its responsibilities and activities in that regard; and

(q)

The Reserves Committee is responsible, following each meeting, to report to the Board regarding its activities, findings and recommendations.

The Reserves Committee has access to all books, records, facilities and personnel of the Corporation necessary for the discharge of its duties.

The Reserves Committee shall have the power to retain, instruct, compensate and terminate independent advisors to assist the Reserves Committee in the discharge of its duties at the expense of the Corporation.

APPROVED BY THE BOARD ●, 2006

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